UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 SECTION 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
SECTION 13d-2(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

 (AMENDMENT NO. 2)

CREXUS INVESTMENT CORP.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

226553 105
(CUSIP Number)

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
Tel: (212) 696-0100
Fax: (212) 696-9809
_________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2012
_________________
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability provisions of that Section of the Act, but will be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Annaly Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

9,527,778

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

9,527,778

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,527,778

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

12.4%

14	TYPE OF REPORTING PERSON

CO

AMENDMENT NO. 2 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
CREXUS INVESTMENT CORP.

Item 1.   Security and Issuer

This Amendment No. 2 relates to the common stock, par value $0.01 per share, of CreXus Investment Corp. (the “Issuer”), a Maryland corporation.  It amends and supplements the Schedule 13D filed by Annaly Capital Management, Inc. (“Annaly”) on September 24, 2009, as amended by Amendment No. 1 dated April 1, 2011.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

If Annaly purchases all the shares of the Issuer that Annaly does not already own as described in Item 4 for a purchase price of $12.50 per share, the aggregate purchase price will be approximately $838.8 million.  Annaly will pay this sum with internally generated funds.

Item 4.  Purpose of the Transaction.

Item 4 is amended and supplemented as follows:

On November 9, 2012, the Board of Directors of Annaly approved Annaly’s making an offer to purchase all the shares of the Issuer that Annaly does not already own for a purchase price of $12.50 per share.

On November 9, 2012, Annaly sent a letter to the Board of Directors of the Issuer in which Annaly offered to purchase all the CreXus shares it does not already own for $12.50 per share in cash, which is approximately a 13% premium to the last reported share price of the Issuer’s common stock, approximately a 16% premium to the last 3-month average price of the Issuer’s common stock and approximately a 5% premium to the common stock book value per share, as reported in the Issuer’s earnings release for the third quarter of 2012.

The letter said that, given that Fixed Income Discount Advisory Company (“FIDAC”), a wholly owned subsidiary of Annaly, manages the Issuer, and two employees of FIDAC are on the Issuer’s Board of Directors, Annaly expects that the Issuer’s Board of Directors will create a Special Committee consisting entirely of directors who are independent of Annaly to consider the proposal contained in Annaly’s letter and to negotiate the terms of any transaction resulting from that proposal.  The letter went on to say that Annaly is instructing the applicable FIDAC employees who are responsible for managing the Issuer to provide detailed confidential information about the Issuer and its assets and liabilities to the Special Committee and its advisors, and to make that information, or portions of it specified by the Special Committee, available as may be requested by the Special Committee to whomever the Special Committee may designate, including Annaly.  Annaly is also instructing the FIDAC employees to cooperate fully with the Special Committee and its advisors.

Item 7.  Material to be filed as Exhibits.

7.01           Letter dated November 9, 2012 from Annaly to the Board of Directors of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 12, 2012

By: /s/ Kathryn Fagan Name: Kathryn Fagan Title: Chief Financial Officer